Exhibit 99.3

Altamira Therapeutics Provides Business Update and First Half 2024 Financial Results

●	Company to host conference call today at 8.30 a.m. ET

●	Continued progress within core activities in RNA delivery, supported by move into new R&D facilities

●	Publications by independent research groups provide fresh evidence of effective mRNA delivery to extrahepatic targets

●	Major territory expansion with two distribution partners for Bentrio®

●	Financial results presented for first time in US dollars rather than Swiss francs

HAMILTON, BERMUDA – September 24, 2024 -- Altamira Therapeutics Ltd. (“Altamira” or the “Company”) (Nasdaq:CYTO), a company dedicated to developing and commercializing RNA delivery technology for targets beyond the liver, today provided a business update and reported its first half 2024 financial results.

“We are excited to continue to gain momentum with our new core activities in RNA delivery,” commented Thomas Meyer, Altamira Therapeutics’ founder, Chairman, and CEO. “Fresh in vivo data, recently published in a top-ranking scientific journal, show dramatic reductions in sarcoma and breast cancer growth following treatment with Zbtb46 mRNA delivered with our SemaPhore nanoparticle technology. The antitumor effect was further augmented when combined with anti-PD1 treatment. These impressive outcomes add to the growing body of evidence supporting the great potential of RNA therapeutics and the ability of our platform to deliver RNA molecules effectively and safely into target cells outside the liver, especially in cancer and inflammatory diseases.”

Mr. Meyer added: “We are progressing with the development of both the OligoPhore and the SemaPhore platforms as well as with our AM-401 and AM-411 flagship programs in KRAS driven cancers and in rheumatoid arthritis, benefiting from our new access to laboratory space at the Switzerland Innovation Park in the Basel area. At the same time, we are evaluating our platforms for use in cardiac regeneration and for mRNA vaccines in joint projects with two partners and pursuing additional collaboration opportunities with other pharma and biotech companies. Further, we keep working towards completion of our strategic repositioning around RNA delivery through partnering of our legacy assets in inner ear therapeutics. Lastly, thanks to the recent public offering of shares, we have been able to strengthen our financial position for our transition to a much less capital-intensive business model based on contract development and licensing of our RNA delivery technology.”

RNA Delivery Technology

Research and development activities in Altamira’s core business of RNA delivery – built on its peptide based OligoPhore™ and SemaPhore™ nanoparticle platforms – continue to progress. The key focus is on nanoparticle formulation and process development around the platforms, the evaluation and development of nanoparticles for delivery of specific siRNA or mRNA payloads for collaboration partners, and the two flagship programs AM-401 or AM-411 for treatment of KRAS driven cancers and rheumatoid arthritis (RA), respectively. In August 2024, part of the Company’s expanding research and development team moved to the Switzerland Innovation Park in Allschwil near Basel. At the new location, the Company has access to modern and well-equipped lab facilities to support its growing activities.

Evidence for the effectiveness and versatility of Altamira’s RNA delivery platforms keeps growing, as shown by two recent scientific publications:

●	In a peer reviewed article in Nature Immunology, a research group from Washington University, St. Louis, MO, showed that systemic delivery of Zbtb46 mRNA with SemaPhore nanoparticles in mouse models of sarcoma and metastatic breast cancer resulted in sustained Zbtb46 expression, a restored immunostimulatory tumor microenvironment and a highly significant reduction in tumor growth (p<0.0001).[1] When combined with an immune checkpoint inhibitor (anti-PD1) treatment, outcomes were even more pronounced. According to the authors, the “Zbtb46 nanoparticles induced dramatic anti-PD1 response in both anti-PD1-responsive [sarcoma] and anti-PD1-refractory [breast cancer] tumor models, generating long-term complete remission of tumor in many of the treated animals.” Extended monotherapy with Zbtb46 nanoparticles produced complete remission even in mice refractory to anti-PD1 treatment. Mice whose sarcoma was eliminated through treatment did not develop additional tumors following repeated challenge, indicating the development of a protective immunological memory.

[1]	Kabir AU et al. (2024), ZBTB46 coordinates angiogenesis and immunity to control tumor outcome, Nat Immunol https://www.nature.com/articles/s41590-024-01936-4.

●	Another research group from Washington University presented in a preprint publication the results of a study showing that treatment with Sod2 mRNA delivered systemically with SemaPhore nanoparticles to mice with abdominal aortic aneurysm (AAA) resulted in a significant reduction in aorta dilation (p<0.05), delayed rupture and a significant improvement in survival rates (p<0.01).[2] AAA is an inflammatory disease involving oxidative stress caused by excessive levels of reactive oxygen species, which results in an abnormal enlargement (bulge) of the abdominal aorta. AAA rupture may be life-threatening.

Meanwhile, Altamira’s own development work has resulted in significant enhancement of nanoparticle stability, which has been one of the key challenges in the handling and transport of RNA formulations. Thanks to its new flow process production method, the Company obtained formulations of OligoPhore nanoparticles which are stable in liquid form when stored at 4°C for a period of at least one month. These formulations were, in addition, able to withstand shaking stress without significant physicochemical changes. The ability of nanoformulations to maintain their attributes during shaking stress is essential for transportation and one of the key limitations of lipid nanoparticles, the most common type of RNA delivery vehicles.

For its proprietary development programs AM-401 and AM-411, Altamira filed in the first half of 2024 patent applications with the US Patent and Trademark Office. These aim to complement the existing intellectual property and extend the duration of protection. For AM-401, coverage of different KRAS mutations in cancer treatment with nanoparticles comprising the OligoPhore platform and a single siRNA sequence, polyKRASmut is sought. In vitro data confirmed the ability of polyKRASmut siRNA to knock down KRAS carrying the following mutations: G12C, G12V, G12D, G12R, G12A, and A146T, which account for the majority of KRAS mutations in pancreatic, colorectal and non-small cell lung cancer. For AM-411, coverage of nanoparticles comprising siRNA sequences targeting the p65 protein, a component of the NF-κB transcription factor, and OligoPhore is sought. Activation of p65 has been observed in multiple types of cancer as well as in many inflammatory diseases. For instance, p65 is a well-known key checkpoint in RA inflammation, and thought to regulate cell proliferation, cell death, and stimulate metastasis in cancer. The Company aims to advance both AM-401 and AM-411 to an Investigational New Drug (IND) filing with the Food and Drug Administration (FDA) in 2026 and to out-license them either following the IND or after a Phase 1 clinical trial at the latest.

Altamira is pursuing with the RNA delivery business a ‘picks and shovels’ strategy based on the licensing of its platform technology to partners in the biotech and pharma industry for use in their own RNA drug product development programs. The first such collaborations have been set up:

●	With Heqet Therapeutics s.r.l., a spin-out from King’s College London, Altamira is working on nanoparticles based on the OligoPhore platform and comprising certain non-coding RNAs (ncRNAs) for the regeneration of damaged heart tissue following myocardial infarction in animal models.

[2]	Yan et al. (2024), Systemic delivery of murine SOD2 mRNA to experimental abdominal aortic aneurysm mitigates expansion and rupture, bioRxiv: 2024.06.17.599454. https://www.biorxiv.org/content/10.1101/2024.06.17.599454v1.

●	With Belgium-based Univercells Group Altamira is evaluating the use of the SemaPhore platform for the delivery of mRNA vaccines. Thanks to lower mRNA loss during cell entrance, the nanoparticles may allow for using lower doses and thus result in potentially more effective and efficient vaccines.

Upon positive outcomes from these evaluations, Altamira and its partners intend to discuss and negotiate licensing agreements. Through its business development activities, the Company is pursuing additional collaboration opportunities with other pharma and biotech companies.

Bentrio® Nasal Spray

The Company’s associate Altamira Medica AG (“Medica”) made further progress on implementing its growth strategy with Bentrio®, a drug free, preservative free nasal spray for the treatment of allergic rhinitis. With two of its international distributors, it recently agreed on the expansion of their exclusive distribution territories:

●	With Nuance Pharma (“Nuance”) to extend the territory across South East and East Asia. Under the amended agreement, Nuance’s territory will expand from China, Hong Kong, Macau and South Korea to also include Singapore, Malaysia, Thailand, the Philippines, Indonesia, Vietnam and Taiwan, with a combined population of greater than 630 million people. Nuance has been marketing Bentrio since late 2022 in Hong Kong and recently submitted the request for marketing approval for Mainland China.

●	With Pharma Nordic to extend the territory from Norway to also include Sweden and Denmark, which together have a population of 16.5 million. Pharma Nordic launched Bentrio successfully in Norway in 2024 and intends to introduce the product to Sweden and Denmark in 2025.

In addition, discussions and negotiations for distribution in the US, Europe and other key markets are ongoing.

The efficacy and safety of Bentrio has been demonstrated in a total of four clinical trials. Results from the largest among them (the “NASAR” study), which enrolled 100 patients suffering from seasonal allergic rhinitis in Australia, were recently published in a peer reviewed article in one of the leading scientific journals in allergology.3 In NASAR, participants self-administered either Bentrio or saline nasal spray for two weeks 3 times per day. The study showed a statistically significant reduction in the mean daily reflective Total Nasal Symptom Score (rTNSS) for Bentrio compared to saline (p = 0.013), as well as a statistically highly significant improvement in health-related quality of life (Rhinoconjunctivitis Quality of Life Questionnaire, p < 0.001) and superior global ratings of efficacy by patients and investigators alike (p < 0.001). In addition, Bentrio showed good safety and tolerability, similar to saline controls, and fewer Bentrio treated patients used relief medication and more of them enjoyed symptom-free days compared to saline treatment.

In the context of its strategic pivot towards RNA delivery, Altamira divested in November 2023 a 51% stake in Medica to a Swiss private equity investor for a cash consideration of approximately $2.3 million. Altamira will be entitled to receive 25% of the future licensing income of Medica and of Medica’s value appreciation in case of a sale, which captures an additional share of the business’ upside potential.

[3]	Becker S et al. (2024), AM-301, a barrier-forming nasal spray, versus saline spray in seasonal allergic rhinitis: A randomized clinical trial, Allergy 79(7):1858-67. https://onlinelibrary.wiley.com/doi/10.1111/all.16116

Inner Ear Therapeutics

Altamira continues to work towards the partnering of its inner ear therapeutics assets, in particular AM-125, a patented nasal spray for the treatment of acute vestibular syndrome (AVS), which may be developed also for various other disorders of the central nervous system. AM-125 is a reformulation of betahistine, a histamine analog, which – in the traditional oral formulation – is the standard of care treatment for vertigo in many countries around the world. A phase 2 clinical trial in Europe demonstrated that a four-week treatment course with AM-125 in AVS patients was well tolerated and helped to accelerate vestibular compensation, enabling patients to regain balance and recover faster. In the U.S., where oral betahistine exceptionally has not been marketed for decades, Altamira received in summer 2023 IND clearance from the FDA for a phase 2 clinical trial in benign paroxysmal positional vertigo (BPPV), the most frequent type of AVS. BPPV accounts for 17 to 42% of all diagnosed cases; U.S. healthcare costs associated with the diagnosis of BPPV alone approach $2 billion per year.4

Continued simplification of group structure

Following the partial divestiture of the Bentrio activities in late 2023, Altamira has continued its efforts to simplify its corporate structure and align it with the strategic repositioning around its RNA delivery platform. The Company transferred its Irish subsidiary Auris Medical Ltd. to Altamira Medica AG and merged two of its subsidiaries in Basel (Switzerland), Auris Medical AG and Altamira Therapeutics AG. The merged entity is called Altamira Therapeutics AG and continues to serve as the core operating subsidiary of the Company. Following this restructuring, the Altamira Group comprises the parent company Altamira Therapeutics Ltd. (Hamilton, Bermuda), and its subsidiaries Altamira Therapeutics AG (Basel, Switzerland), Altamira Therapeutics Inc. (Newark DE, USA), Otolanum AG (Basel, Switzerland) as well as the associated company Altamira Medica AG (Basel, Switzerland).

First Half 2024 Financial Results and Outlook

Following the partial divestiture of the Bentrio business, related activities have been reclassified and are reported as discontinued operations. Continuing operations thus comprise the RNA delivery development programs as well as those related to AM-125. The financial results are reported for the first time in US dollars, which the Company adopted as its new presentation currency, replacing the Swiss franc.

●	Total operating loss from continuing operations was $3.9 million in the first half of 2024, compared against $3.6 million in the first half of 2023. The increase was primarily related to higher expenditures on research and development (+32.6% to $2.0 million), which was partially compensated by lower general and administrative expenses (-11.7% to $2.0 million).

●	Net loss from continuing operations reached $4.3 million in the first half of 2024, which was 4.0% lower than in the corresponding reporting period in 2023. Finance expense decreased markedly ($0.2 million vs. $0.9 million); on the other hand, the Company recorded a pro rata loss of its associate company Altamira Medica of $0.2 million (first half of 2023: none)[5].

●	The Company’s net loss for the first half of 2024 amounted to $4.3 million, which was 27.0% lower than in the first half of 2023 ($5.9 million). During the first six months of 2023 the Company had recorded an after-tax loss of $1.4 million from discontinued operations (first half of 2024: none)[5].

●	Cash used in operations decreased from $8.4 million in the first half of 2023 to $3.2 million in the first half of 2024. Financing activities provided $8.4 million in the first six months of 2023 vs. $2.5 million in the first six months of 2024. Cash and cash equivalents on June 30, 2024 totaled $65 thousand compared with $55 thousand at June 30, 2023.

●	Shareholders’ equity amounted to $6.3 million as of June 30, 2024 compared with $7.7 million at year-end 2023. There was no financial debt outstanding at either timepoint.

Altamira expects total cash needs in 2024 to be in the range of $5.8 million to $7.0 million. During the third quarter of 2024, the Company raised $0.7 million from share issuances under the 2022 Commitment Purchase Agreement with Lincoln Park Capital Fund and gross proceeds of $4.0 million upfront from a public offering of common shares with milestone-linked warrants.

[4]	Özgirgin et al. (2024), Residual dizziness after BPPV management: exploring pathophysiology and treatment beyond canalith repositioning maneuvers, Front Neurol 15:1382196. https://www.frontiersin.org/journals/neurology/articles/10.3389/fneur.2024.1382196/full
[5]	Altamira Medica was deconsolidated and classified as associate upon its partial divestiture in November 2023.

First Half 2024 and Business Update Conference Call & Webcast Details

Altamira’s Senior Management will hold an investor call today, Tuesday, September 24, 2024, at 8:30 a.m. EDT its business update and first half 2024 results. Founder, Chairman, and CEO Thomas Meyer and COO Covadonga Pañeda will deliver prepared remarks followed by a Q&A session where they will address questions from investors and analysts.

●	Event: Altamira Therapeutics First Half 2024 Financial Results and Business Update Call

●	Date: Tuesday, September 24, 2024

●	Time: 8:30 am EDT

●	Webcast URL: https://edge.media-server.com/mmc/p/4wp8659n

Registration for Call

●	https://register.vevent.com/register/BI039aac00f0eb4f228e9662f9b90a1ea4

●	Click on the call link and complete the online registration form.

●	Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.

●	Select a method for joining the call:

o	Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone.

o	Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

Conference Call Replay

A replay of the call will be available after the live event and accessible through the webcast link:

https://edge.media-server.com/mmc/p/4wp8659n

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)
For the six months ended June 30, 2024 and 2023 (in US$)

	Six months ended June 30
	2024	20231) 2)
Other operating income	34,298	77,474
Research and development	(1,963,664)	(1,480,708)
General and administrative	(1,987,972)	(2,252,587)
Operating loss	(3,917,338)	(3,655,821)
Finance expense	(186,000)	(937,585)
Finance income	513	69,540
Share of loss of an associate	(237,007)	-
Net loss from continuing operations	(4,339,832)	(4,523,866)
Discontinued operations:
Loss after tax from discontinued operations	-	(1,420,862)
Net loss attributable to owners of the Company	(4,339,832)	(5,944,728)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $0	198,277	(31,634)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $0	14,662	(80,121)
Share of other comprehensive income of an associate	(43,712)	-
Other comprehensive income/(loss), net of taxes of $0	169,227	(111,755)
Total comprehensive loss attributable to owners of the Company	(4,170,605)	(6,056,483)

Basic and diluted loss per share3)	(2.11)	(28.31)
Basic and diluted loss per share from continuing operations3)	(2.11)	(21.55)

1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars

2)	Revised for the reclassification of certain activities as discontinued operations.

3)	Weighted average number of shares outstanding: first half 2024: 2,060,714; first half 2023: 209,955.

Consolidated Statement of Financial Position
As of June 30, 2024 and December 31, 2023 (in US$)

	June 30,	June 30,
	2024	2023 1)
ASSETS
Non-current assets
Property and equipment	1	1
Right-of-use assets	417,619	95,198
Intangible assets	4,627,072	4,627,072
Other non-current financial assets	88,999	95,070
Investment in an associate	2,411,469	2,872,623
Total non-current assets	7,545,160	7,689,964

Current assets
Other receivables	121,310	88,916
Prepayments	75,213	337,293
Derivative financial instruments	262,035	293,630
Cash and cash equivalents	65,455	733,701
Total current assets	524,013	1,453,540
Total assets	8,069,173	9,143,504

EQUITY AND LIABILITIES
Equity
Share capital	5,341	2,956
Share premium	-	23,889,332
Other reserves	5,054,761	5,129,585
Retained earnings/(Accumulated deficit)	1,258,213	(21,346,630)
Total shareholders’ equity/(deficit) attributable to owners of the Company	6,318,315	7,675,243

Non-current liabilities
Non-current lease liabilities	304,053	-
Employee benefit liability	218,940	411,917
Total non-current liabilities	522,993	411,917

Current liabilities
Current lease liabilities	123,384	118,430
Trade and other payables	526,571	523,367
Accrued expenses	577,910	414,547
Total current liabilities	1,227,865	1,056,344
Total liabilities	1,750,858	1,468,261
Total equity and liabilities	8,069,173	9,143,504

1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars

About Altamira Therapeutics

Altamira Therapeutics (Nasdaq: CYTO) is developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). The Company currently has two flagship siRNA programs using its proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In addition, Altamira holds a 49% stake (with additional economic rights) in Altamira Medica AG, which holds its commercial-stage legacy asset Bentrio®, an OTC nasal spray for allergic rhinitis. Further, the Company is in the process of partnering / divesting its inner ear legacy assets. Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to the clinical utility of Altamira’s product candidates, the timing or likelihood of regulatory filings and approvals, Altamira’s intellectual property position and Altamira’s financial position. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira’s Annual Report on Form 20-F for the year ended December 31, 2023, and in Altamira’s other filings with the Securities Exchange Commission (“SEC”), which are available free of charge on the SEC’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira or to persons acting on behalf of Altamira are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor Contact:

Hear@altamiratherapeutics.com